Exhibit 8.1

[Letterhead of Wachtell, Lipton, Rosen & Katz]

April 17, 2015

AbbVie Inc.
1 North Waukegan Road
North Chicago, Illinois 60064-6400

Ladies and Gentlemen:

We have acted as counsel to AbbVie Inc., a Delaware corporation (“AbbVie”), in connection with the preparation and execution of the Agreement and Plan of Reorganization, dated as of March 4, 2015 and amended as of March 22, 2015 (the “Agreement”), by and among AbbVie, Oxford Amherst Corporation, a Delaware corporation and a direct wholly owned subsidiary of AbbVie (“Purchaser”), Oxford Amherst LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub 2” and, together with Purchaser, the “Merger Subs”) and Pharmacyclics, Inc., a Delaware corporation (“Pharmacyclics”).

Pursuant to the Agreement, Purchaser will commence a tender offer (the “Offer”) to acquire the outstanding shares of common stock of Pharmacyclics.  Promptly following (and on the same date as) the consummation of the Offer, Purchaser will merge with and into Pharmacyclics, with Pharmacyclics being the surviving entity (the “First Merger”) and immediately following the First Merger, Pharmacyclics will merge with and into Merger Sub 2, with Merger Sub 2 being the surviving entity (the “Second Merger” and together with the First Merger, the “Mergers”).  The Offer, the Mergers and certain other matters contemplated by the Agreement are described in the Registration Statement on Form S-4 (the “Registration Statement”) of AbbVie, which includes the prospectus/offer to exchange relating to the Offer and the Mergers (the “Prospectus/Offer”).  This opinion is being rendered pursuant to the requirements of Item 21(a) of Form S-4 under the Securities Act of 1933, as amended.  Unless otherwise indicated, any capitalized terms used herein and not otherwise defined have the meaning ascribed to them in the Agreement or the Registration Statement.

In connection with this opinion, we have examined and are familiar with the Agreement, the Registration Statement, and such other presently existing documents, records and matters of law as we have deemed necessary or appropriate for purposes of our opinion.  In addition, we have assumed, without any independent investigation or examination thereof (i) that the Offer and the Mergers will be consummated in accordance with the provisions of the Agreement and in the manner contemplated by the Prospectus/Offer and will be effective under applicable state law, and that the parties have complied with and, if applicable, will continue to comply with, the covenants, conditions and other provisions contained in the Agreement without any waiver, breach or amendment thereof; (ii) the continuing truth and accuracy at all times through the Second Effective Time of the statements, representations and warranties made by AbbVie, Purchaser, Merger Sub 2 and Pharmacyclics in the Agreement or the Prospectus/Offer; (iii) the continuing truth and accuracy at all times through the Second Effective Time solely as to the factual matters set forth in the certificates of representations provided and to be provided to us by AbbVie, Purchaser, Merger Sub 2 and Pharmacyclics; and (iv) that any such statements, representations or warranties made “to the knowledge” or based on the belief or intention of AbbVie, Purchaser, Merger Sub 2, and Pharmacyclics or similarly qualified are true and accurate, and will continue to be true and accurate at all times through the Second Effective Time, without such qualification.

Based upon and subject to the foregoing, and subject to the limitations and qualifications set forth in the Registration Statement, we are of the opinion that (i) the Offer and the Mergers, taken together, will qualify as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code, and (ii) the following material U.S. federal income tax consequences will result from such qualification of the Offer and the Mergers, taken together, as a reorganization:

•                  Holders who Receive Solely AbbVie Common Stock.  A holder of Pharmacyclics shares who exchanges all of its Pharmacyclics shares solely for shares of AbbVie common stock will not recognize gain or loss for U.S. federal income tax purposes, except with respect to cash received in lieu of a fractional share of AbbVie common stock. The aggregate tax basis of the shares of AbbVie common stock received (including any fractional shares deemed received and exchanged for cash) will be equal to the aggregate tax basis in the Pharmacyclics shares surrendered. The holding period of the AbbVie common stock received (including any fractional shares deemed received and exchanged for cash) will include the holding period of the Pharmacyclics shares surrendered.

•                  Holders who Receive Solely Cash.  The exchange of Pharmacyclics shares solely for cash generally will result in recognition of gain or loss by the holder in an amount equal to the difference between the amount of cash received and the holder’s tax basis in the Pharmacyclics shares surrendered. The gain or loss recognized will be long-term capital gain or loss if, as of the date of the exchange, the holder’s holding period for the Pharmacyclics shares surrendered exceeds one year. The deductibility of capital losses is subject to limitations. In some cases, if a holder actually or constructively owns AbbVie common stock after the merger, the cash received could be treated as having the effect of the distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such holder may have dividend income up to the amount of the cash received.

•                  Holders who Receive a Combination of Shares of AbbVie Common Stock and Cash.  If the holder’s adjusted tax basis in the Pharmacyclics shares surrendered is less than the sum of the fair market value of the shares of AbbVie common stock and the amount of cash (other than cash received in lieu of a fractional share of AbbVie common stock) received by the holder, then the holder will recognize gain in an amount equal to the lesser of (1) the sum of the amount of cash (other than cash received in lieu of a fractional share of AbbVie common stock) and the fair market value of the AbbVie common stock received, minus the adjusted tax basis of the Pharmacyclics shares surrendered in exchange therefor, and (2) the amount of cash received by the holder. However, if a holder’s adjusted tax basis in the Pharmacyclics shares surrendered is greater than the sum of the amount of cash (other than cash received in lieu of a fractional share of AbbVie common stock) and the fair market value of the AbbVie common stock received, the holder’s loss will not be currently allowed or recognized for U.S. federal income tax purposes. Any recognized gain generally will be long-term capital gain if, as of the date of the exchange, the holder’s holding period with respect to the Pharmacyclics shares surrendered exceeds one year. In some cases, if the holder actually or constructively owns AbbVie common stock other than AbbVie common stock received in the transaction, the recognized gain could be treated as having the effect of the distribution of a dividend under the tests described in Section 302 of the Code, in which case such gain would be treated as dividend income. In such cases, holders that are corporations should consult their tax advisors regarding the potential applicability of the “extraordinary dividend” provisions of the Code. The aggregate tax basis of the AbbVie common stock received (including any fractional shares deemed received and exchanged for cash) by a holder that exchanges its Pharmacyclics shares for a combination of AbbVie common stock and cash will be equal to the aggregate adjusted tax basis of the shares surrendered, reduced by the amount of cash received by the holder (excluding any cash received instead of fractional shares of AbbVie common stock) and increased by the amount of gain, if any, recognized by the holder (excluding any gain recognized with respect to cash received in lieu of fractional shares of AbbVie common stock) on the exchange. The holding period of the AbbVie common stock received (including any fractional shares deemed received and exchanged for cash) will include the holding period of the Pharmacyclics shares surrendered.

•                  Cash in Lieu of a Fractional Share.  A holder that receives cash in lieu of a fractional share of AbbVie common stock generally will be treated as having received such fractional share in the offer or the merger and then as having received cash in exchange for such fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the tax basis allocated to such fractional share of AbbVie common stock. Such gain or loss generally will be long-term capital gain or loss if, as of the date of the exchange, the holding period for such shares is greater than one year.

•                  Reporting.  Pharmacyclics stockholders who owned at least five percent (by vote or value) of the total outstanding shares of Pharmacyclics, or owned Pharmacyclics shares with a tax basis of $1 million or more, are required to attach a statement to their tax returns for the year in which the integrated merger is completed that contains the information listed in Treasury Regulations Section 1.368-3(b).  Such statement must include the Pharmacyclics stockholder’s tax basis in that stockholder’s Pharmacyclics shares and the fair market value of such shares.

•                  Information Reporting and Backup Withholding.  Certain U.S. holders may be subject to information reporting with respect to the cash received in exchange for shares, including cash received instead of a fractional share interest in shares of AbbVie common stock. U.S. holders who are subject to information reporting may be subject, under certain circumstances, to backup withholding (currently, at a rate of 28%) of the cash payable to such holder unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amount withheld under the backup withholding rules is not an additional tax and may be refunded or credited against such U.S. holder’s federal income tax liability, provided that the required information is timely furnished to the Internal Revenue Service.

There can be no assurance that changes in the law will not take place that could affect the U.S. federal income tax consequences of the Offer and the Mergers, or that contrary positions may not be taken by the Internal Revenue Service.  In the event any of the facts, statements, descriptions, covenants, representations, warranties, or assumptions upon which we have relied is incorrect, our opinion might be adversely affected and may not be relied upon.

This opinion does not address the various state, local or non-U.S. tax consequences that may result from the Offer and the Merger or the other transactions contemplated by the Agreement and does not address any U.S. federal tax consequences of any transaction other than as set forth above. In addition, no opinion is expressed as to any U.S. federal tax consequences of the Offer and the Mergers or other transactions contemplated by the Agreement except as specifically set forth herein, and this opinion may not be relied upon except with respect to the consequences specifically discussed herein.

We hereby consent to the filing of this opinion as Exhibit 8.1 to the Registration Statement.  We also consent to the reference to our firm name wherever appearing in the Registration Statement with respect to the discussion of the material U.S. federal income tax consequences of the Merger, including the Prospectus/Offer constituting a part thereof, and any amendment thereto.  In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder, nor do we thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ WACHTELL, LIPTON, ROSEN & KATZ